SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

AveXis, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05366U100

(CUSIP Number)

December 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05366U100	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PBM Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 1,441,792.3[1]
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,441,792.3
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,792.3
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%[2]
12	TYPE OF REPORTING PERSON* OO

1 Consists of (i) 1,201,160 shares held directly by PBM Capital Investments, LLC, and (ii) Warrants to purchase 240,632.30 shares of the Issuer’s common stock held by PBM Capital Investments, LLC.

2 This percentage is calculated based upon the (i) 31,976,418 shares of the Issuer’s common stock outstanding as of November 8, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017; and (ii) 240,632.3 Warrants owned by PBM Capital Investments, LLC.

CUSIP No. 05366U100	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BKB Growth Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 25,293
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 25,293
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,293
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%[3]
12	TYPE OF REPORTING PERSON* OO

3 This percentage is calculated based upon 31,976,418 shares of the Issuer’s common stock outstanding as of November 8, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 05366U100	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul B. Manning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 1,717,030.3[4]
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,717,030.3
WITH	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,717,030.3
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%[5]
12	TYPE OF REPORTING PERSON* IN

4 Consists of: (i) 1,201,160 shares held directly by PBM Capital Investments, LLC; (ii) Warrants to purchase 240,632.30 shares of the Issuer’s common stock held by PBM Capital Investments, LLC; (iii) options to purchase an aggregate of 22,299 shares of the Issuer’s common stock held by Paul B. Manning; (iv) 227,646 shares of the Issuer’s common stock held by Paul and Diane Manning, JTWROS; and (v) 25,293 shares of the Issuer’s common stock held by BKB Growth Investments, LLC.

5 This percentage is calculated based upon the (i) 31,976,418 shares of the Issuer’s common stock outstanding as of November 8, 2017, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 9, 2017; (ii) 240,632.3 Warrants owned by PBM Capital Investments, LLC; and (iii) options to purchase an aggregate of 22,299 shares of the Issuer’s common stock held by Paul B. Manning.

CUSIP No. 05366U100	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

AveXis, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2275 Half Day Road, Suite 200

Bannockburn, Illinois 60015

Item 2.

(a)	Name of Person Filing

PBM Capital Investments, LLC

BKB Growth Investments, LLC

Paul B. Manning

(b)	Address of Principal Business Office or, if none, Residence

c/o PBM Capital Group, LLC

200 Garrett Street, Suite S

Charlottesville, VA 22902

(c)	Citizenship

PBM Capital Investments, LLC is a Delaware limited liability company

BKB Growth Investments, LLC is a Delaware limited liability company

Paul B Manning is a United States Citizen.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

05366U100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 05366U100	13G	Page 6 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:                                                                         .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount beneficially owned: See responses to Item 9 on the attached cover pages.

(b)     Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote – 0

(iii)	Sole power to dispose or to direct the disposition of – See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of – 0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

CUSIP No. 05366U100	13G	Page 7 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable.

CUSIP No. 05366U100	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2018	PBM Capital Investments, LLC By: /s/ Paul B. Manning Name: Paul B. Manning Title: CEO
BKB Growth Investments, LLC By: /s/ Paul B. Manning Name: Paul B. Manning Title: Manager
/s/ Paul B. Manning Paul B. Manning

CUSIP No. 05366U100	13G	Page 9 of 9 Pages

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Schedule 13G Amendment (the “Schedule 13G”) with respect to the common stock of AveXis, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Exchange Act, nor is a joint venture for purposes of the Investment Company Act of 1940.

February 13, 2018	PBM Capital Investments, LLC By: /s/ Paul B. Manning Name: Paul B. Manning Title: CEO
BKB Growth Investments, LLC By: /s/ Paul B. Manning Name: Paul B. Manning Title: Manager
/s/ Paul B. Manning Paul B. Manning